SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Rule (13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                      AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)*

                               (Amendment No. 1)

                      Olympic Cascade Financial Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                   68158N 10 6
                    ----------------------------------------
                                 (CUSIP Number)


                                     3/9/00
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                        1                    Page 1 of 5 pages

CUSIP NO. 68158N 10 6                  13G                    Page 2 of 5 pages

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   1.  NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NO. OF
       ABOVE PERSONS (entities only)

       LVE, LLC 13-392-06-84

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States of America

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Olympic Cascade Financial Corporation

Item 1(b). Address of Issuer's Principal
           Executive Offices:

           1001 Fourth Avenue, Suite 2200
           Seattle, Washington 98154

Item 2(a). Name of Person Filing:

           LVE, LLC

Item 2(b). Address of Principal Business
           Office or, if None, Residence:

           c/o Douglas Elliman
           575 Madison Avenue
           New York, New York 10022

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           68158N 10 6

Item 3.

           Not applicable

Item 4.    Ownership.

           (a)  Amount beneficially owned:


           None

           (b)  Percent of class:

           0%

           (c)  Number of Shares as to which Reporting Person has:

           (i)  sole power to vote or to
                direct the vote

                         0

           (ii) shared power to vote or to
                direct the vote

                         0

          (iii) sole power to dispose or to
                direct the disposition of

                         0

           (iv) shared power to dispose or to
                direct the disposition of

                         0

Item 5.    Ownership of Five Percent or Less
           of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

           From January 7 through March 9, 2000, the reporting person sold 157,500 shares of Common Stock of the Issuer at prices between $8.75 and $8.00 per share. The shares were issued to the reporting person upon the exercise of warrants. The warrants, exercisable at a price of $5.34 per share, were issued to the reporting person by the Issuer in January 1998 and were reflected in Schedule 13G filed by the reporting person on February 10, 1998. The reporting person currently holds no shares of Common Stock of the Issuer.


Item 6.    Ownership of More Than Five Percent
           on Behalf of Another Person:

           Not applicable

Item 7.    Identification and Classification
           of Subsidiaries which Acquired the
           Security Being Reported on by the
           Parent Holding Company:

           Not applicable

Item 8.    Identification and Classification
           of Members of the Group:

           Not applicable

Item 9.    Notice of Dissolution of Group:

           Not applicable

Item 10.   Certification:

           Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      April 4, 2000

                           LVE, LLC

                           Howard Milstein
Signature:                 ----------------

Name/Title:                Howard Milstein
                           Chairman


                                        5